SENMIAO TECHNOLOGY LIMITED

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People's Republic of China 610000

February 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Michael Clampitt, Staff Attorney

Re:	Senmiao Technology Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed January 30, 2018

File No. 333-221225

Dear Mr. Clampitt:

Senmiao Technology Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2018 regarding Amendment No.3 to Registration Statement on Form S-1 previously filed on January 30, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in Amendment No.4 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is filed contemporaneously with the submission of this letter.

Risk Factors

Risks Related to doing business in China, page 28

1.	We note the discussion in the new risk factor on page 28 relating to Circular 141’s prohibition on facilitating loans with no designated use of proceeds and your uncertainty whether loan products on your platform comply. We also note the statement that you believe you are currently in compliance with Circular 141. Please reconcile these two statements and revise your business section to clarify how loans made on your platform comply with this prohibition to specifically explain how the borrower designates a use for loan proceeds and whether and how the use is verified.

We respectfully advise the Staff that we have consulted with our PRC counsel, Yuan Tai Law Offices, on the interpretation and application of Circular 141 to our business operations, and such counsel has confirmed its view that we are in compliance with Circular 141. However, and as already disclosed in our prospectus, if the regulatory authorities in the PRC adopt further requirements on disclosure of designated use of loan proceeds or other aspects of our business operations in future, or interpret or apply existing rules and regulations differently in the future, we may need to amend our business practices which could cause us to incur additional expenses or could impair our ability to operate. If we were unable to effectively implement new measures to comply with new regulations, our business, financial condition and results of operations would be materially and adversely affected. We have revised our regulatory and risk factor disclosure on page 30 of the Amended Registration Statement to reconcile the statements concerning Circular 141 and augment the disclosure based on additional input from our PRC counsel.

We further advise the Staff that each of our borrowers is required to designate the use of loan proceeds in his loan application. After loan proceeds are disbursed, we follow up with telephone calls to confirm the use of proceeds. However, due to the lack of detailed regulations, implementation measures and guidance on Circular 141 and other P2P regulations, it is unclear what measures are required to verify the use of proceeds. We believe our current practice is sufficient in light of the type of loans facilitated and our transaction volume. However, in the event that the PRC government passes new laws, regulations, notices or interpretive releases with respect to verification of use of proceeds or interprets existing rules in a manner contrary to our business practices, we may have to adjust our business operations and devote resources to comply with the new rules. We have revised our regulatory and risk factor disclosure on page 82 of the Amended Registration Statement to reflect the foregoing discussion.

Key Factors Affecting Our Results of Operation Operations, page 59

2.	On page 61 you disclose that each loan facilitated or assigned on your platform is guaranteed by unaffiliated third parties who are jointly and severally liable for the loan and/or secured by collateral provided by borrowers. Please revise to disclose how the unaffiliated third parties are compensated for providing the guaranty.

To our knowledge, the unaffiliated third party guarantors are not compensated for providing the guaranty to our borrowers. In the case of borrowers referred by our business partners, our business partners will provide the guaranty so that the borrowers can complete the transactions with them. In the case of direct borrowers, the guarantors are affiliates of the borrowers and have the incentive to facilitate the transactions for the benefits of the borrowers without being paid. We have revised our disclosure on page 61 of the Amended Registration Statement to reflect the foregoing arrangement.

Liquidity and Capital Resources, page 68

3.	Please refer to comment 5. Please revise here and in the notes to the financial statements to disclose the material terms and conditions related to the shareholder loan agreements entered into in January 2017.

In response to the Staff’s comment, we have added disclosure regarding the material terms and conditions related to the shareholder loan agreements on pages 70, 114 and F-51 of the Amended Registration Statement.

Cooperation with Business Partners, page 78

4.	On page 30 you disclose that Circular 141 states that clients’ information collection, selection, credit rating, account opening and other core work shall not be outsourced. You also disclose that your business partners will collect and review loan application materials from their customers who would like to seek financing through your platform and verify their identity, credit and financial conditions based on your standards before they submit such applications to you. Please revise to clarify how this activity complies with the requirement of Circular 141.

We do not outsource client information collection, selection, credit rating, account opening and other core work. Our business partners collect, review and assess loan application materials from their customers as part of their risk management process because they will provide guaranty for the loans their customers take through our platform. We send our own employees to the office of our business partners to collect, prepare and review loan application materials for our own verification and evaluation purposes. Our information collection, selection and credit rating are totally separately from those of our business partners. Sometimes, our employees stationed at the offices of our business partners will also monitor our business partners’ review and evaluation process. We have revised our disclosure on page 82 of the Amended Registration Statement.

5.	Please revise the notes to the financial statements to quantify the amount of security deposits held at each period end and to disclose your related accounting policies.

During the nine months ended December 31, 2017, the Company collected minimal security deposits of approximately $300 for testing the cooperation with business partners. The Company recorded the deposits in accrued expenses and other liabilities. The Company officially started cooperation with business partners in January 2018, and require security deposit to be paid from the official launch. The security deposit will be separately presented in the financial statements for the year ended March 31, 2018 and the accounting policy will be disclosed in the future financial statements after the period ended December 31, 2017.

Exhibits

6.	Please file as exhibits the shareholder loan agreements referenced in your response letter.

In response to the Staff’s comment, we have filed the shareholder loan agreements as exhibits to the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Xi Wen, Chairman, President and Secretary

cc:	Ellenoff Grossman & Schole LLP

Schiff Hardin LLP

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